SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RXSIGHT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

78349D107

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Aziz Mottiwala

President and Chief Executive Officer

RxSight, Inc.

100 Columbia

Aliso Viejo, California 92656

(949) 521-7830

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Martin J. Waters Robert L. Wernli, Jr. Wilson Sonsini Goodrich & Rosati, P.C. 12235 El Camino Real San Diego, CA 92130 (858) 350-2300	Mark Wilterding Chief Financial Officer RxSight, Inc. 100 Columbia Aliso Viejo, California 92656 (949) 521-7830

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to an offer by RxSight, Inc., a Delaware corporation (the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 4,083,693 shares of the Company’s common stock, whether vested or unvested, granted under the Company’s 2021 Equity Incentive Plan, as amended (the “2021 Plan”), with a per share exercise price equal to or greater than (i) $6.00 ($10.00 in the case of our named executive officers) and (ii) the closing price of our common stock on the expiration date of this Exchange Offer, that are outstanding at the start of this Exchange Offer and remain outstanding and unexercised through the expiration of this Exchange Offer (the “Eligible Options”).

These Eligible Options may be exchanged for new awards consisting of restricted stock units (“RSUs”) in the case of eligible employees who are not named executive officers, or new options (“options”) in the case of eligible employees who are named executive officers (collectively, the “New Awards”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Awards dated August 10, 2026 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Launch Email to All Eligible Employees from Caroline Vaughn, our Vice President, Global HR & People Operations, dated August 10, 2026, attached hereto as Exhibit (a)(1)(B), and (iii) the Election Terms and Conditions, together with their associated instructions, attached hereto as Exhibit (a)(1)(C). The following disclosure materials were also made available to Eligible Employees (as defined below): (I) the Form of Confirmation Email to Eligible Employees who elect to participate in or withdraw from the Exchange Offer, attached hereto as Exhibit (a)(1)(D), (II) the Form of Reminder Email to Eligible Employees, attached hereto as Exhibit (a)(1)(E), (III) the Screenshots of the Company’s Offer Website, attached hereto as Exhibit (a)(1)(F), (IV) the Employee Presentation, attached hereto as Exhibit (a)(1)(G), (V) the NEO Employee Presentation, attached hereto as Exhibit (a)(1)(H), and (VI) the Employee Communication from Aziz Mottiwala sent to All Eligible Employees on August 10, 2026, attached hereto as Exhibit (a)(1)(I). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Employee” refers to each employee of the Company, including its named executive officers, as of the date the Offer commences who is located in the United States and remains an employee of the Company through the expiration of the Offer and the New Award grant date. Employees who are not located in the United States and the non-employee members of the Company’s board of directors are not eligible employees and may not participate in the Exchange Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

RxSight, Inc. is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 100 Columbia, Aliso Viejo, CA 92656, and the telephone number at that address is (949) 521-7830. The information set forth in the Offer to Exchange under the caption “The Offer” titled “10. Information concerning RxSight” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Awards to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “2. Number of new Awards; expiration date,” “6. Acceptance of options for exchange and issuance of new awards,” and “9. Source and amount of consideration; terms of new awards” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “8. Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Number of new awards; expiration date,” “3. Purposes of the offer,” “4. Procedures for electing to exchange options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for exchange and issuance of new awards,” “7. Conditions of the offer,” “8. Price range of shares underlying the options,” “9. Source and amount of consideration; terms of new awards,” “12. Status of options acquired by us in the offer; accounting consequences of the offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” “15. Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The 2021 Plan and related agreements attached hereto as Exhibit (d), are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purposes of the offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “6. Acceptance of options for exchange and issuance of new awards” and “12. Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “3. Purposes of the offer” and “9. Source and amount of consideration; terms of new awards” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “9. Source and amount of consideration; terms of new awards” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “7. Conditions of the offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “10. Information concerning RxSight,” “17. Additional information” and “18. Financial information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits.

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Awards, dated August 10, 2026.					X

(a)(1)(B)	Launch Announcement.					X

(a)(1)(C)	Election Terms and Conditions.					X

(a)(1)(D)	Form of Confirmation Email.					X

(a)(1)(E)	Form of Reminder Email.					X

(a)(1)(F)	Screenshots from Offer Website.					X

(a)(1)(G)	Employee Presentation.					X

(a)(1)(H)	NEO Employee Presentation.					X

(a)(1)(I)	Employee Communication sent on August 10, 2026.					X

(b)	Not applicable.

(d)	2021 Equity Incentive Plan, as amended, and forms of agreement thereunder.	10-K	001-40690	10.3	2/25/2025

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.					X

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RXSIGHT, INC.

/s/ Aziz Mottiwala
Aziz Mottiwala
President and Chief Executive Officer

Date: August 10, 2026